September 28, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Rocky Mountain High Brands, Inc.

Registration Statement on Form 10

Filed August 15, 2016

File No. 000-55609

Dear Mr. Reynolds:

I write on behalf of Rocky Mountain High Brands, Inc., (the “Company”) in response to the Staff’s letter of August 22, 2016, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10, filed August 15, 2016, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Financial Statements

General

1.       Please update your financial statements and related disclosures within management’s discussion and analysis to comply with the requirements set forth in Rule 8-08 of Regulation S-X and Item 303 of Regulation S-K.

In response to this Comment, the Company has updated its financial statements and related disclosures to include and reflect its audited financial statements for the fiscal years ended June 30, 2016 and June 30, 2015.

In addition, the Registration Statement has been updated to reflect certain developments in the Company’s business since the filing of the prior amendment and to bring various matters up to the current date. Finally, the executive compensation tables have been updated and revised. Previously, these tables reflected compensation paid on a calendar year basis. They have been corrected to reflect compensation paid in each of the fiscal years shown.

In addition, the Company acknowledges that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to the disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rocky Mountain High Brands, Inc.

By: /s/ Michael Welch

Michael Welch, Chief Executive Officer